Volaris Reports May 2025 Traffic Results:

Load Factor of 82%

Mexico City, Mexico, June 4, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its May 2025 preliminary traffic results.

In May, Volaris’ ASM capacity increased by 9.0% year-over-year, while RPMs for the month grew by 3.5%. Mexican domestic RPMs increased 5.7%, while international RPMs were effectively flat. As a result, the load factor decreased by 4.3 percentage points year-over-year to 81.8%. During the month, Volaris transported 2.5 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “May’s capacity growth aligns with the adjustments outlined during our earnings call, allowing us to better match customer demand. Tactically, our commercial team has focused its efforts to maximize unit revenue performance by prioritizing close-in fares over load factors. As we move through the second quarter, we remain aligned with our guidance for the quarter and are seeing encouraging booking trends heading into the summer high season."

	May 2025	May 2024	Variance	YTD May 2025	YTD May 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,553	1,469	5.7%	7,685	7,211	6.6%
International	889	890	-0.2%	4,747	4,538	4.6%
Total	2,442	2,360	3.5%	12,432	11,749	5.8%
ASMs (million, scheduled & charter)
Domestic	1,795	1,626	10.4%	8,739	7,962	9.8%
International	1,190	1,114	6.8%	6,079	5,642	7.7%
Total	2,985	2,739	9.0%	14,818	13,604	8.9%
Load Factor (%, RPMs/ASMs)
Domestic	86.5%	90.4%	(3.8) pp	87.9%	90.6%	(2.6) pp
International	74.7%	79.9%	(5.2) pp	78.1%	80.4%	(2.3) pp
Total	81.8%	86.1%	(4.3) pp	83.9%	86.4%	(2.5) pp
Passengers (thousand, scheduled & charter)
Domestic	1,894	1,797	5.4%	9,269	8,498	9.1%
International	608	603	0.8%	3,267	3,104	5.2%
Total	2,502	2,400	4.2%	12,536	11,602	8.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 229 and its fleet from 4 to 147 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.